==============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 56)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

==============================================================================

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS.

          Weyerhaeuser has obtained an amended and restated commitment letter (as amended, the "Commitment Letter") from Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and The Chase Manhattan Bank. The Proposed Credit Facilities in the aggregate amount of $5.7 billion will now be comprised of:

          - a 364-day revolving credit facility in the aggregate amount of $1.4 billion which Weyerhaeuser may, at its option, renew for an additional 12 months provided no default has occurred;

          - a 5-year revolving credit facility in the aggregate amount of $1.4 billion; and

          - a bridge revolving credit facility in the aggregate amount of $2.9 billion which will mature 18 months after the closing date of the Proposed Credit Facilities.

          Each Lead Lender's commitment under the Commitment Letter will now terminate on October 31, 2002, unless on or before that date: (i) Weyerhaeuser publicly announces that it is abandoning the acquisition of Willamette or (ii) Weyerhaeuser completes the acquisition of Willamette.

          Other than as described above, the terms and conditions described in the Offer to Purchase with respect to the Commitment Letter and the Proposed Credit Facilities remain substantially unchanged.

          The foregoing descriptions of the Commitment Letter and the Proposed Credit Facilities are qualified in their entirety by reference to the Commitment Letter, a copy of which is filed as Exhibit (b)(3) hereto.

ITEM 11.  ADDITIONAL INFORMATION.

          On October 18, 2001, Weyerhaeuser extended the Offer until 12:00 midnight New York City time on Wednesday, December 5, 2001. The text of a press release issued by Weyerhaeuser on October 18, 2001, announcing the extension of the Offer is filed as Exhibit (a)(5)(FFF) hereto.

ITEM 12.  EXHIBITS.

(a)(5)(FFF)    Press release dated October 18, 2001, issued by Weyerhaeuser
               Company.

(b)(3) Amended and Restated Commitment Letter, dated as of October 16, 2001, among Weyerhaeuser Company, Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and The Chase Manhattan Bank.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                   COMPANY HOLDINGS, INC.,

                                   by
                                         /s/ Steven R. Rogel
                                      ----------------------------
                                      Name:  Steven R. Rogel
                                      Title: President

                                   WEYERHAEUSER COMPANY,

                                   by
                                         /s/ Steven R. Rogel
                                      ----------------------------
                                      Name:  Steven R. Rogel
                                      Title: President and Chief
                                             Executive Officer



Dated: October 18, 2001

                                 EXHIBIT INDEX

Exhibit        Description
-------        -----------

(a)(5)(FFF)    Press release dated October 18, 2001, issued by Weyerhaeuser
               Company.

(b)(3) Amended and Restated Commitment Letter, dated as of October 16, 2001, among Weyerhaeuser Company, Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and The Chase Manhattan Bank.

                                                           Exhibit (a)(5)(FFF)

NEWS RELEASE                                       [Weyerhaeuser Company Logo]
FOR IMMEDIATE RELEASE

              WEYERHAEUSER TENDER OFFER FOR WILLAMETTE INDUSTRIES
                         EXTENDED TO DECEMBER 5, 2001

FEDERAL WAY, Wash., October 18, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that is has extended its $50 per share cash tender offer for all of the outstanding common stock of Willamette Industries, Inc. (NYSE: WLL) until midnight, New York City time, on December 5, 2001.

As of midnight, New York City time, on October 17, 2001, Willamette shareholders had tendered and not withdrawn approximately 51.7 million shares pursuant to Weyerhaeuser's tender offer.

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, December 5, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

     ANALYSTS                                                  MEDIA
     Kathryn McAuley         Joele Frank/Jeremy Zweig          Bruce Amundson
     Weyerhaeuser            Joele Frank, Wilkinson            Weyerhaeuser
     (253) 924-2058          Brimmer Katcher                   (253)924-3047
                             (212) 355-4449

                                                               Exhibit (b)(3)

                                                       As of October 16, 2001


Weyerhaeuser Company
33663 Weyerhaeuser Way South
Federal Way, Washington
Attention:  Mr. William Stivers

Ladies and Gentlemen:

          Reference is hereby made to that certain amended and restated commitment letter dated as of November 13, 2000 (the "NOVEMBER 13 COMMITMENT LETTER"), as amended and restated as of May 4, 2001 (such November 13 Commitment Letter, as so amended and restated being hereinafter referred to as the "EXISTING COMMITMENT LETTER") entered into by and among you, Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc. and The Chase Manhattan Bank. This letter amends and restates the Existing Commitment Letter in full. As of the date first above written, each reference to the "Commitment Letter," shall mean and be a reference to the Existing Commitment Letter, as amended and restated hereby.

          You have advised Morgan Stanley Senior Funding, Inc. ("MORGAN STANLEY"), J.P. Morgan Securities Inc. ("JPMORGAN") and The Chase Manhattan Bank ("CHASE") regarding your proposed acquisition (the "ACQUISITION") of Willamette Industries, Inc. (the "COMPANY"). In this connection, you have requested that (a) each of Morgan Stanley and Chase provide you with its financing commitment for 50% of the $5.7 billion of Senior Bank Financing (as hereinafter defined) described in this letter and in the summary of terms and conditions attached as Exhibit A (the "SUMMARY OF TERMS" and, together with this letter, this "COMMITMENT LETTER") and (b) each of Morgan Stanley and JPMorgan provide you with its best efforts undertaking to arrange a syndicate (in such capacity, the "LEAD ARRANGERS") of Lenders (as defined under the section "LENDERS" in the Summary of Terms) for the Senior Bank Financing.

          As we understand the transaction, Weyerhaeuser Company (the "BORROWER") has organized a single-purpose, wholly owned subsidiary (the "PURCHASER") that will offer to acquire through a tender offer (the "TENDER OFFER") for $50 in cash per share all of the shares of the Company's outstanding common stock (the "COMPANY STOCK"), but in any event not less than sufficient shares of Company Stock to enable the Purchaser, voting without any other shareholder of the Company, to approve a Merger of the Purchaser, the Borrower or one of its wholly owned subsidiaries with the Company. As soon as practicable after the closing of the Tender Offer, the Purchaser, the Borrower or one of its wholly owned subsidiaries will consummate a merger (the "MERGER") with the Company. The Acquisition, the Tender Offer, the Merger, the refinancing of certain existing debt of the Borrower and the Company and the debt financings contemplated by the foregoing are collectively referred to as the "TRANSACTION".

          We understand that the funding required to effect the Acquisition shall be provided solely from the incurrence by the Borrower of the Senior Bank Financing.

          We further understand that the senior bank financing (the "SENIOR BANK FINANCING") will be in the form of (i) a 364-day revolving credit facility (the "364-DAY FACILITY"), (ii) a 5-year revolving credit facility (the "5-YEAR FACILITY") and (iii) a bridge revolving credit facility (the "BRIDGE REVOLVING CREDIT FACILITY", together with the 364-Day Facility and the 5-Year Facility, the "CREDIT FACILITIES").

          Each of Morgan Stanley and Chase commits to provide, severally and not jointly, 50% of the Senior Bank Financing on the terms and conditions set forth herein and in the Summary of Terms. Morgan Stanley and JPMorgan shall act as exclusive joint lead arrangers and as joint book runners, Morgan Stanley shall act as syndication agent and Chase shall act as administrative agent for the Senior Bank Financing. It is understood that the Lead Arrangers shall be permitted to designate one or more Lenders as agents, managing agents or co-agents, as the case may be, with respect to the Senior Bank Financing in their sole discretion, and that no titles may be given, or compensation paid, to Lenders without the Lead Arrangers' consent. Fees payable to the syndicate shall be payable from the respective amounts payable to the Lead Arrangers and any other co-arrangers as described in the fee letter (the "FEE LETTER") executed simultaneously herewith.

          Each of the Lead Arrangers reserves the right, prior to or after execution of the definitive credit documentation for the Senior Bank Financing, to syndicate all or part of its commitment for the Senior Bank Financing to one or more lending institutions that will become parties to such definitive credit documentation pursuant to a syndication to be managed by the Lead Arrangers, and the commitment of Morgan Stanley and Chase, respectively, hereunder shall be reduced ratably as and when commitments are received from the Lenders. The Lead Arrangers shall commence syndication efforts after the execution of this letter by you at a time the Lead Arrangers determine to be appropriate, and you agree actively to assist the Lead Arrangers in achieving a syndication that is satisfactory to the Lead Arrangers and the Borrower. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of the Borrower and the proposed syndicate members. To assist the Lead Arrangers in their syndication efforts, you hereby agree (a) to provide and cause your advisors to provide the Lead Arrangers and the other syndicate members upon request with all information reasonably deemed necessary by the Lead Arrangers to complete syndication, including but not limited to information and evaluations prepared by you and your advisors or on your behalf relating to the transactions contemplated hereby, (b) to assist the Lead Arrangers upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Bank Financing and (c) to make available your senior officers and representatives, in each case from time to time and to attend and make presentations regarding the business and prospects of the Borrower at a meeting or meetings of lenders or prospective lenders. In addition, you agree that no financing for the Borrower, you or any of your respective subsidiaries or affiliates shall be syndicated, privately placed or publicly offered to the extent that such financing would have an adverse effect on the syndication of the Senior Bank Financing.

          Please note that the terms and conditions of the Credit Facilities are not limited to those set forth in this Commitment Letter. Those matters that are not covered or made clear herein or in the attached Summary of Terms are subject to mutual agreement of the parties. The terms and conditions of this commitment may be modified only in writing. In addition, this commitment is subject to (a) the preparation, execution and delivery of mutually acceptable loan documentation, including a credit agreement incorporating substantially the terms and conditions outlined herein and in the Summary of Terms, (b) the absence of a material adverse change in the business, financial condition, operations or properties of (A) you and your subsidiaries, taken as a whole since July 1, 2001 or (B) the Company and its subsidiaries, taken as a whole, since June 30, 2001, or as described in the written information with respect to the Borrower and its subsidiaries delivered to the Lead Arrangers and Chase prior to the date hereof, (c) the condition that there shall not have occurred and be continuing any material adverse change in loan syndication or financial or capital market conditions generally from those currently in effect that adversely affects the syndication of the Credit Facilities, (d) the completion by each of the Lead Arrangers and Chase of their limited confirmatory due diligence with respect to the assets and businesses of the Borrower, the Company and their subsidiaries with results reasonably satisfactory to them (it being understood that the Lead Arrangers have completed substantial due diligence to date (including, without limitation, a review of all publicly available information, with respect to the Company as of the date hereof), and that, such results have been satisfactory to the Lead Arrangers, provided that such limited confirmatory due diligence with respect to the Company and its subsidiaries shall be limited to publicly available information unless and until the Borrower shall be able to conduct a more inclusive due diligence investigation of the Company and its subsidiaries), and (e) the accuracy and completeness in all material respects of all representations that you make to us taken as a whole and all information that you furnish to us in connection with this commitment and your compliance with the terms of this Commitment Letter. The commitments of Morgan Stanley and Chase set forth in this Commitment Letter will terminate on the earlier of (i) the date on which the Borrower publicly announces that it is abandoning the Acquisition and (ii) October 31, 2002, unless the Transaction closes on or before such date.

          To induce the Lead Arrangers and Chase to issue this letter and to continue with their due diligence efforts, you hereby agree that all reasonable out-of-pocket fees and expenses (including the reasonable fees and expenses of counsel and consultants) of the Lead Arrangers, Chase and their respective affiliates arising in connection with this letter (and their due diligence and syndication efforts in connection herewith) and in connection with the Senior Bank Financing and the other transactions described herein shall be for your account, whether or not the Transaction is consummated, the Senior Bank Financing is made available or definitive credit documents are executed. In addition, you hereby agree to pay when and as due the fees described in the Fee Letter. You further agree to indemnify and hold harmless each of the Lenders (including, in any event, each of Morgan Stanley and Chase) and each director, officer, employee and affiliate thereof (each an "INDEMNIFIED PERSON") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any such Indemnified Person as a result of or arising out of or in any way related to or resulting from this letter, the Transaction or the extension or syndication of the Senior Bank Financing contemplated by this letter, or in any way arise from any use or intended use of this letter or the proceeds of the Senior Bank Financing contemplated by this letter, and you agree to reimburse each Indemnified Person upon demand for any legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not Morgan Stanley, Chase or any such other Indemnified Person is a party to any action or proceeding out of which any such expenses arise) (collectively, an "ACTION"); provided, however, that you shall not have to indemnify any Indemnified Person against any loss, claim, damage, expense or liability to the extent resulting from the gross negligence or willful misconduct of such Indemnified Person or that are in the nature of personal injury or damage to property. It is understood and agreed that, to the extent not precluded by a conflict of interest, the Indemnified Persons and you shall endeavor to work cooperatively with a view to minimizing the legal and other expenses associated with any defense and any potential settlement or judgment. To the extent reasonably practicable and not disadvantageous to any party, it is anticipated that a single counsel may be used. Settlement of any claim or litigation involving any material indemnified amount will require your approval, not to be unreasonably withheld. This letter is issued for your benefit only and no other person or entity may rely hereon. Neither Morgan Stanley, nor Chase, nor any other Lender shall be responsible or liable to you, the Company, the Borrower or any other person for consequential damages which may be alleged as a result of this letter.

          Each Lead Arranger reserves the right to employ the services of its affiliates in providing services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to such Lead Arranger in such manner as such Lead Arranger and such affiliates may agree in their sole discretion. You acknowledge that each Lead Arranger may share with any of its affiliates, and such affiliates may share with such Lead Arranger, any information related to the Transaction, the Borrower, any of the Borrower's subsidiaries, the Company, any of the Company's subsidiaries or any of the matters contemplated hereby in connection with the Transaction, subject to an express agreement to keep such information confidential.

          The provisions of the immediately preceding two paragraphs shall survive any termination of this letter.

          You represent and warrant that (a) all information that has been or will hereafter be made available by or on behalf of you or by any of your representatives in connection with the Transaction and the other transactions contemplated hereby to the Lead Arrangers and Chase or any of their respective affiliates or representatives or to any Lender or any potential Lender is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made considered as a whole, together with publicly available information, and (b) all financial projections, if any, that have been or will be prepared by you on your behalf or by any of your representatives and made available to the Lead Arrangers and Chase or any of their respective affiliates or representatives or to any Lender or any potential Lender in connection with the Transaction and the other transactions contemplated hereby have been or will be prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections will be realized). You agree to supplement the information and projections from time to time so that the representations and warranties contained in this paragraph remain complete and correct.

          In issuing this commitment, each Lead Arranger and Chase is relying on the accuracy of the information furnished to it by you or on your behalf (collectively, the "PRE-COMMITMENT INFORMATION"). The obligations of the Lead Arrangers and Chase under this Commitment Letter and of any Lender that issues a commitment for the Senior Bank Financing are made solely for your benefit and may not be relied upon or enforced by any other person or entity.

          You acknowledge that each of the Lead Arrangers and Chase, and their respective affiliates (each a "BANK" and, collectively, the "BANKS") may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise, provided that, prior to the date on which the Borrower abandons the Tender Offer, neither the Lead Arrangers nor Chase will, without the consent of the Borrower, provide any debt financing, equity capital or other services (including financial advisory services) for a competing bid for the acquisition of the Company (other than through any financing commitment existing on November 13, 2000). The Banks expressly agree to maintain non-public information received from you confidential. None of the Banks will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by such Banks of services for other companies, and none of the Banks will furnish any such information to other companies. You also acknowledge that none of the Banks has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

          You are not authorized to show or circulate this letter to any other person or entity (other than your legal and financial advisors in connection with your evaluation hereof and except as required by law or stock exchange requirements) until such time as you have accepted this letter as provided in the immediately succeeding paragraph. If the letter is not accepted by you as provided in the immediately succeeding paragraph, you are to immediately return this letter (and any copies hereof) to the undersigned. This letter may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of which counterpart shall be an original, but all of which shall together constitute one and the same instrument.

          This letter and the Fee Letter shall be governed by, and construed in accordance with the laws of the state of New York, and any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this letter and/or the related Fee Letter is hereby waived. The parties hereto hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in the City of New York in connection with any dispute related to this letter or the Fee Letter or any matters contemplated hereby or thereby. Delivery of an executed counterpart of this Commitment Letter by telecopier shall be effective as delivery of a manually executed counterpart of this Commitment Letter.

                                             Very truly yours,


                                             MORGAN STANLEY SENIOR
                                                 FUNDING, INC.


                                             By    /s/ Todd Vanucci
                                               ----------------------------
                                                Title: EXECUTIVE DIRECTOR



                                             J.P. MORGAN SECURITIES INC.


                                             By    /s/ Pierre Maman
                                               ----------------------------
                                                Title: V.P.



                                             THE CHASE MANHATTAN BANK


                                             By    /s/ Joe Lillis
                                               ----------------------------
                                                Title:


Agreed to and Accepted as of the
16th day of October, 2001

WEYERHAEUSER COMPANY

By      /s/ Jeffrey Nitta
  -------------------------------------
     Title: VICE PRESIDENT + TREASURER

                                                                     EXHIBIT A
                                                                     ---------

                   SUMMARY OF CERTAIN TERMS AND CONDITIONS*

THE PARTIES

BORROWER:                     Weyerhaeuser Company.

LEAD ARRANGERS AND JOINT
BOOK-RUNNERS:                 Morgan Stanley and JPMorgan.

SYNDICATION AGENT:            Morgan Stanley.

ADMINISTRATIVE AGENT:         Chase.

LENDERS: Morgan Stanley, Chase and a syndicate of financial institutions and institutional lenders arranged by the Lead Arrangers in consultation with the Borrower.

DESCRIPTION OF CREDIT FACILITIES COMPRISING THE SENIOR BANK FINANCING

364-DAY FACILITY:             364-day Revolving Credit Facility in the amount
                              of $1.4 billion. Weyerhaeuser Real Estate
                              Company ("WRECO") shall be entitled to borrow up to $900 million under the 364-Day Facility and shall be severally but not jointly liable with the Borrower for any amounts so borrowed.

MATURITY AND AMORTIZATION:    The final maturity of the 364-Day Facility shall
                              be the date which occurs 364 days after the Closing Date, provided, however, that the date of the final maturity may be extended by 12 months at the option of the Borrower and WRECO so long as, both before and after giving effect to such extension, no default shall have occurred and be continuing. Loans made pursuant to the 364-Day Facility (the "364-DAY LOANS") shall be repaid in full on the final maturity date.

5-YEAR FACILITY:              5-Year Revolving Credit Facility in the amount
                              of $1.4 billion, with letter of credit and swing line sublimits to be agreed upon.

MATURITY AND AMORTIZATION:    The final maturity of the 5-Year Facility shall
                              be the date which occurs five years after the Closing Date. The loans made pursuant to the 5-Year Facility (the "5-Year Loans") shall be repaid in full


----------------------
* Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter (the "COMMITMENT LETTER") to which this summary is attached.

                              on the final maturity date, and all letters of credit issued thereunder shall terminate prior to such time.

BRIDGE
FACILITY:                     Bridge Revolving Credit Facility in the amount
                              of $2.9 billion.

MATURITY:                     The final maturity of the Bridge Facility shall
                              be the date which occurs 18 months after the Closing Date. Loans made pursuant to the Bridge
                              Facility (the "BRIDGE LOANS", and together with the 364-Day Loans and the 5-Year Loans, the "LOANS") shall be repaid in full on the final maturity date.

USE OF PROCEEDS:              The Loans shall be utilized solely to finance
                              the Acquisition.

AVAILABILITY:                 Loans may be borrowed, repaid and reborrowed on
                              and after the Closing Date until the final maturity date (without taking into account any extension of the 364-Day Facility) for the applicable Credit Facility.

TERMS APPLICABLE TO THE ENTIRE SENIOR BANK FINANCING

CLOSING DATE:                 On or before October 31, 2002.

INTEREST RATES:               At the option of the Borrower, Loans may be
                              maintained from time to time as (x) Base Rate
                              Loans which shall bear interest at the
                              Applicable Margin in excess of the Base Rate in effect from time to time or (y) Eurodollar Loans which shall bear interest at the Applicable
                              Margin in excess of the Eurodollar Rate
                              (adjusted for reserves to the extent incurred) as determined by the Administrative Agent for the respective interest period.

                              "BASE RATE" shall mean the higher of (x) 1/2 of 1% in excess of the federal funds rate and (y) the rate that the Administrative Agent announces from time to time as its prime or base commercial lending rate, as in effect from time to time.

                              The "APPLICABLE MARGIN" means at any time for each Credit Facility, the applicable percentage determined based on the long-term unsecured debt rating of the Borrower (the "RATING") in effect from time to time, provided that (x) the Applicable Margin for Eurodollar Loans shall not be less than 0.525% and shall not exceed 1.500%, and (y) the Applicable Margin for Base Rate Loans shall be equal to or greater than 0.00% and shall not exceed 0.500%.

                              During the continuance of any payment default under the loan documentation, the Applicable Margin on all such defaulted obligations owing under the loan documentation shall increase by 2% per annum.

                              Interest periods of 1, 2, 3 and 6 months shall be available in the case of Eurodollar Loans.

                              Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans, and at maturity. Interest in respect of Eurodollar Loans shall be based on a 360-day year. Interest in respect of Base Rate Loans and all commitment fee and other fee calculations shall be based on a 365-day year.

LEAD ARRANGER AND
ADMINISTRATIVE
AGENT FEES:                   The Lead Arrangers and the Administrative Agent
                              shall receive such fees as have been separately agreed upon with the Borrower.

LETTER OF CREDIT FEES:        Applicable Margin for Eurodollar Loans which are
                              5-Year Loans on the aggregate outstanding stated amounts of letters of credit plus an additional
                              1/8 of 1% on the aggregate outstanding stated amounts of letters of credit to be paid as a fronting fee to the issuing bank.

FACILITY FEES:                In respect of each Credit Facility a per annum
                              percentage determined based on the Rating in effect from time to time, on each Lender's share of the Senior Bank Financing from the Closing
                              Date, payable (a) quarterly in arrears and (b) on the date of termination or expiration of the commitments, provided that the Facility Fee shall not be less than 0.100% and shall not exceed 0.250%.

UTILIZATION FEES:             In respect of each Credit Facility, a per annum
                              percentage equal to 0.250%. The Utilization Fee with respect to the Bridge Facility will be added to the Applicable Margin for any date on which the outstanding Bridge Loans are equal to or greater than 33% of the commitments of the Lenders under the Bridge Facility. The
                              Utilization Fee with respect to the 5-Year
                              Facility and the 364-Day Facility (collectively, the "PERMANENT FACILITIES") will be added to the Applicable Margin for any date on which the sum of the outstanding 5-Year Loans and outstanding 364-Day
                              Loans is equal to or greater than 33% of the aggregate commitments of the Lenders under the Permanent Facilities.

VOLUNTARY COMMITMENT
REDUCTIONS:                   Voluntary reductions to the unutilized portion
                              of any Credit Facility may be made from time to time by the Borrower or WRECO, as applicable, without premium or penalty.

VOLUNTARY PREPAYMENT:         The Borrower or WRECO, as applicable, may, upon
                              at least one business day's notice in the case of Base Rate Loans and three business days' notice in the case of Eurodollar Loans, prepay, in full or in part, the Senior Bank Financing without premium or penalty; PROVIDED, HOWEVER, that each partial prepayment shall be in an amount of $25,000,000 or an integral multiple of $1,000,000 in excess thereof; PROVIDED FURTHER that any such prepayment of Eurodollar Loans shall be made together with reimbursement for any funding losses of the Lenders resulting therefrom to the extent such funding losses shall have been claimed within 6 months after the occurrence thereof.

MANDATORY PREPAYMENT
AND COMMITMENT
REDUCTION:                    All net cash proceeds from sales of property and
                              assets of the Borrower and its subsidiaries
                              (excluding (i) sales of inventory and
                              timberlands in the ordinary course of business,
                              (ii) other exceptions to be mutually agreed and
                              (iii) any casualty and condemnation proceeds and sales proceeds to the extent reinvested in the business of the Borrower and it subsidiaries or applied to repair or replace the lost asset within a certain period of time to be mutually agreed) shall be applied to prepay the Bridge
                              Facility. All such prepayments made shall result in a permanent reduction of the commitments under the Bridge Facility.

                              All net cash proceeds from the issuance after the Closing Date of additional debt and equity of the Borrower and its subsidiaries otherwise permitted under the loan documentation, except for certain net cash proceeds from specific issuances to be agreed upon, shall be applied to prepay the Bridge Facility. All such prepayments made with respect to the Bridge Facility shall result in a permanent reduction of the commitments under the Bridge Facility.

DOCUMENTATION:                The commitments of the Lead Arrangers and Chase
                              will be subject to the negotiation, execution and delivery of definitive financing agreements consistent with the terms of this letter and on other terms substantially similar to those contained in the Borrower's or WRECO's existing senior credit facilities, in each case prepared by counsel to the Lead Arrangers. The definitive financing agreement shall provide that the covenants and representations and warranties shall include the Company and its subsidiaries only on and after the date on which the Borrower directly or indirectly effectively controls the Company.

CONDITIONS PRECEDENT
TO INITIAL EXTENSION
OF CREDIT:                    Those customarily found in credit agreements for
                              similar financings and other provisions
                              customary for financings of this type,
                              including, without limitation, the following:

                              (i) The Lenders shall be reasonably satisfied with the final terms and conditions (including any modifications made thereto from time to time) of the Tender Offer, including, without limitation, the price per share and number of shares to be acquired (unless it consists of at least sufficient shares of Company Stock to enable the Purchaser, voting without any other shareholder of the Company, to approve a Merger of the Purchaser, the Borrower or one of its wholly owned subsidiaries with the Company), and with the proposed terms and conditions (including any modifications made thereto from time to time) of the Merger, if any; the Lenders shall be reasonably satisfied with all legal and tax aspects of the Tender Offer and the Merger, if any; and all documentation relating to the Tender Offer and the Merger, if any, including, without limitation, the offer to purchase the Company Stock and the Merger Agreement, if any, shall be in form and substance satisfactory to the Lenders. The Lenders shall be satisfied that all of the existing senior bank credit facilities of the Borrower and WRECO have been repaid in full and the commitments thereunder terminated, other than certain limited senior credit facilities mutually agreed to by the Lenders and the Borrower. Contemporaneously with a merger of the Company, the senior bank credit facilities of the Company shall be repaid.

                              (ii) All documentation relating to the Senior Bank Financing, including a credit agreement incorporating substantially the terms and conditions outlined herein, and the other parts of the Transaction shall be in form and substance reasonably satisfactory to the Lenders.

                              (iii) Except as otherwise disclosed publicly or to the Lead Arrangers prior to the date of the Credit Agreement, there shall not have occurred (i) a material adverse change in the business, financial condition, operations, or properties of
                                     (A) the Company and its subsidiaries,
                                     taken as a whole, since June 30, 2001, or
                                     (B) the Borrower and its subsidiaries,
                                     taken as a whole, since July 1, 2001.

                              (iv) Except as otherwise publicly disclosed prior to the date of the Commitment Letter, there shall exist no action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental or regulatory agency or authority that (i) could reasonably be expected to (A) have a material adverse effect on the business, financial condition, operations, or properties of
                                     (1) the Company and its subsidiaries,
                                     taken as a whole, or (2) the Borrower and its subsidiaries, taken as a whole, (B) materially adversely affect the ability of the Borrower or any of its subsidiaries to perform its obligations under the loan documentation or (C) materially adversely affect the rights and remedies of the Administrative Agent and the Lenders under the loan documentation or (ii) could reasonably be expected to have a material adverse effect on the Transaction or the Senior Bank Financing (collectively, a "MATERIAL ADVERSE EFFECT").

                              (v) All governmental and third party consents and approvals necessary in connection with the Transaction and the Senior Bank Financing shall have been obtained (without the imposition of any conditions that are not acceptable to the Lenders) and shall remain in effect, except where the failure to have obtained such consent or approval, individually or in the aggregate with any other consents or approvals, would not reasonably be expected to result in a Material Adverse Effect; all applicable waiting periods shall have expired without any material adverse action being taken by any competent authority; and no law or regulation shall be applicable that restrains, prevents or imposes materially adverse conditions upon the Transaction or the Senior Bank Financing.

                              (vi)   The Lenders shall have received (i)
                                     reasonably satisfactory opinions of
                                     counsel for the Borrower as to the
                                     transactions contemplated hereby
                                     (including, without limitation, the tax
                                     aspects thereof and compliance with all
                                     applicable securities laws) and (ii) such corporate resolutions, certificates and other documents as the Lenders shall reasonably request.

                              (vii) There shall exist no default under any of the loan documentation, and the representations and warranties of the Borrower or WRECO, as applicable, set forth therein shall be true and correct in all material respects immediately prior to, and after giving effect to, the initial extension of credit under the loan documentation.

                              (viii) All accrued fees and expenses of the
                                     Administrative Agent, the Lead Arrangers and the Lenders (including the fees and expenses of counsel for the Lead Arrangers) shall have been paid.

                              (ix) The Borrower's long-term unsecured debt, after giving effect to the Transaction, shall have been rated "investment grade" by both Moody's Investors Service, Inc. ("MOODY'S") and Standard & Poor's Ratings Services ("S&P") and, if the Borrower is rated in the lowest investment grade category by both Moody's and S&P, shall not have been placed on credit watch by either Moody's or S&P with negative implications, as of the Closing Date.

CONDITIONS PRECEDENT
TO SUBSEQUENT
EXTENSIONS OF CREDIT:         There shall exist no default under any of the
                              loan documentation, and the representations and warranties of the Borrower or WRECO, as applicable (other than the representation set forth in item (iii) under Conditions Precedent to Initial Extension of Credit) set forth therein shall be true and correct in all material respects immediately prior to, and after giving effect to, such extension of credit.

REPRESENTATIONS AND
WARRANTIES:                   Representations and warranties substantially
                              similar to those contained in the Borrower's and WRECO's existing senior credit agreements and others customary for transactions of this type.

COVENANTS:                    Affirmative and negative covenants substantially
                              similar to those contained in the Borrower's and WRECO's existing senior credit agreements and others customary for transactions of this type.

FINANCIAL COVENANTS:          A total debt to capitalization ratio and a
                              minimum net worth covenant to be determined.

EVENTS OF DEFAULT:            Events of Default substantially similar to those
                              contained in the Borrower's and WRECO's existing senior credit agreements and others customary for transactions of this type.


EXPENSES:                     The Borrower shall pay all of the Administrative
                              Agent's and the Lead Arrangers' due diligence, syndication (including printing, distribution and bank meetings) and all other out-of-pocket expenses incurred by the Administrative Agent or the Lead Arrangers (including the fees and expenses of counsel for the Lead Arranger), whether or not any of the transactions contemplated hereby are consummated. The
                              Borrower shall also pay the expenses of the Administrative Agent, the Lead Arrangers and the
                              Lenders in connection with the enforcement of any of the loan documentation.

INDEMNITY:                    The Borrower and to the extent applicable, WRECO
                              will indemnify and hold harmless the
                              Administrative Agent, the Lead Arrangers, each
                              Lender and each of their affiliates and their officers, directors, employees, agents and advisors from claims and losses relating to the Transaction or the Senior Bank Financing, subject to customary exceptions.

REQUIRED LENDERS:             Lenders holding loans and commitments
                              representing more than 50% of the aggregate amount of loans and commitments under the Senior
                              Bank Financing.

WAIVERS &
AMENDMENTS:                   Amendments and waivers of the provisions of the
                              loan agreement and other definitive credit documentation will require the approval of the Required Lenders, except that the consent of all affected Lenders will be required with respect to (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees and
                              (iii) extensions of scheduled maturities.

ASSIGNMENTS AND
PARTICIPATIONS:               Assignments may be non-pro rata and must be to
                              Eligible Assignees and, in each case other than an assignment to a Lender or an assignment of the entirety of a Lender's interest in the Senior Bank Financing, in a minimum amount to be agreed. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign (i) as security all or part of its rights under the loan documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the loan documentation to any of its affiliates. No participation shall include voting rights, other than for reductions or postponements of regularly scheduled amounts payable.

TAXES: All payments to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender's applicable lending office). The Lenders will use reasonable efforts (consistent with their respective internal policies and legal and regulatory restrictions and so long as such efforts would not otherwise be disadvantageous to such Lenders) to minimize to the extent possible any applicable taxes and the Borrower will indemnify the Lenders and the Administrative Agent for such taxes paid by the Lenders or the Administrative Agent; provided that the Borrower shall have the right to replace any Lender that shall have claimed such indemnification.

MISCELLANEOUS:                Standard yield protection (including compliance
                              with risk-based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions, defaulting lender provisions, waiver of jury trial and submission to jurisdiction.

GOVERNING LAW:                New York.

COUNSEL FOR THE
LEAD ARRANGERS:               Shearman & Sterling.